FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February 2011

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)
Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is the script related to Registrant’s conference call held on February 22, 2011 after the announcement of Registrant's results for the fourth quarter and full year 2010.

This report on Form 6-K is being incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-160683) and the Registration Statements on Form S-8 (Registration Nos. 333- 158476, 333-96630, 333-132649, 333-123410, 333-113932, 333-08826, 333-10092, 333-12466 and 333-12988).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated February 28, 2011	By:	/s/ Joann R. Blasberg
Joann R. Blasberg
Corporate Secretary

CONFERENCE CALL SCRIPT - Gilat Satellite Networks
February 2011

Marybeth: Good morning and good afternoon. Thank you for joining us today for Gilat’s fourth quarter and full year 2010 results conference call.

A recording of the call will be available beginning at approximately 12:00 PM Eastern Time, today, February 22nd, 2011 until February 24th, 2011 at 12:00 PM. Our earnings press release and website provide details on accessing the archived call.

Investors are urged to read the forward-looking statements in our earnings release, which say that statements made on this earnings call which are not historical facts may be deemed forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements, including statements regarding future financial operating results involve risks, uncertainties and contingencies, many of which are beyond the control of Gilat and which may cause actual results to differ materially from anticipated results. Gilat is under no obligation to update or alter our forward-looking statements whether as a result of new information, future events or otherwise and we expressly disclaim any obligation to do so. More detailed information about risk factors can be found in our reports filed with the Securities & Exchange Commission.

That said, on the call today is Amiram Levinberg, Gilat’s Chairman of the Board and Chief Executive Officer and Ari Krashin, Chief Financial Officer.

Amiram please go ahead.

Amiram: Thank you, MaryBeth.  Good day everyone.  I apologize for the confusion in the telephone numbers for those who were trying to call from the US.  So, sorry for that, and that’s the reason for the delay in the start of this call.

Anyway, MaryBeth, welcome and I would like to welcome the KCSA team as our newly appointed investor relations consultant in the USA.

I will begin today’s call with a snapshot of our fourth quarter and annual results, followed by a more detailed review of our business during the quarter.  After the business review, Ari will take you through the financial results. I will summarize 2010 and share with you our objectives for the coming year, and then we will open the floor for questions.

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Moving to the financial indicators summary, revenues for the fourth quarter of 2010 were approximately $66 million – an increase over the previous quarter and the comparable quarter of 2009, which were $58 million and $57 million, respectively. For the full year 2010, we achieved revenues of $233 million compared to $228 million in 2009.

Net income for the year 2010 was $30.6 million, compared to net income of $1.9 million in 2009. This is mainly due to two events during the year, the first is the settlement of litigation related to the termination of the 2008 Merger Agreement and the second is the sale of our shares of Axolotl.

On a non-GAAP basis our net income for the year 2010 was $0.7 million compared to a non-GAAP net-income of 0.4 million in 2009.

Our backlog grew from $180 million at the end of 2009 to approximately $232 million at the end of 2010.

Ari will discuss the quarterly and annual results in more detail later in the call.

Let us now look at our businesses.

During the quarter and year, we saw improvement in our overall business and progress advancing our strategy. In fact, this quarter we recorded the strongest bookings in years. The Wavestream acquisition closed during the quarter and earlier in the year we acquired Raysat Antenna Systems.  Both of these acquisitions are important to our strategy to increase our presence in the homeland security and defense markets.

Now I will provide a breakdown of the performance of each of our businesses, starting with our VSAT business.  The VSAT business, both in the US and in the International markets, did well during the fourth quarter and the full year improved compared to 2009.

Last year Spacenet’s bookings grew, with the largest contributor to this growth being the gaming industry.  2010 included awards and deployments by the three major players in this field – GTECH, Scientific Games and Intralot.

During the fourth quarter, Spacenet signed additional contracts, for a lottery network to be deployed in Texas and an expansion in Maryland. We released an announcement a few weeks ago about our successes in the gaming industry, including several recent wins. These contracts typically have both equipment and services component, so we enter 2011 with a healthy backlog for Spacenet.

Once installation is complete, Spacenet will manage over 84,000 gaming sites in North America, more than half of the total sites under Spacenet service.

Outside of lottery contracts, in the fourth quarter, we continued to add hybrid network services, mainly based on our award winning PrysmPro solution.  One example is Sunoco – a long time Spacenet customer -- which upgraded to PrysmPro during the quarter. Spacenet had been providing Sunoco a mix of VSATs and our previous generation hybrid solution.

PrysmPro continues to gain industry recognition and recently received the New Product Innovation of the Year Award for Satellite Network Management, by Frost & Sullivan.

Spacenet also extended and added new services to various enterprises, energy companies and government customers during the quarter. These were for both prime and backup connectivity. This activity included one of our biggest users, the US Postal Service, which extended its contract for VSAT connectivity services.

Our International VSAT revenues grew, mainly in the EMEA and APAC regions.

The International market continued to see a mix of government projects, internet connectivity, enterprise deals and cellular backhaul. We also had several projects in the defense and homeland security markets during the year.

We signed several deals for cellular backhaul, most based on our SkyAbis solution and some based on SCPC modems. One of the SkyAbis networks includes a unique requirement, at least as of today – mesh connectivity between the cell sites. Usually cell sites communicate only to the Base Station Controller, and therefore need star connectivity, or what is also called hub-and-spoke.  This contract calls for the cell sites to communicate directly between each other in mesh topology.  This is more efficient for the network when there is traffic within a region, for example to nearby villages. Our SkyEdge II is able to provide this topology in an efficient and cost effective manner, which is one of the factors that enabled us to win the deal.

During the quarter, we also added networks and expanded existing customer networks for enterprises.  This includes a wide mix of customers and applications such as Oil & Gas, lottery, banking and SCADA. SCADA, which stands for supervisory control and data acquisition, is usually used for utility, oil and gas or types of sites that require a central management and control network. Satellite is an excellent medium for these, as it is reliable and cost effective even in very remote regions.

At the end of 2010, we extended our service agreements with the Colombian Ministry of Information Technology and Communications in Colombia, for the provision of services under the Rural Communitarian Telephony and Telecentros projects for an additional one-year term, through December 31st, 2011.

These service agreements are for projects that provide telephony and public data access to remote communities throughout rural Colombia. The current extension of the agreements covers approximately 1600 sites that will be served by Gilat throughout 2011 and includes certain performance indicators and schedules of new installations.

This is an important accomplishment, and the contracts are valued at about $21million.

Looking now at our government and defense businesses.

A little over a year ago, we made a strategic decision to grow our business in the defense and homeland security markets.  In the months that followed, we made significant progress implementing our strategy. This was highlighted by the acquisitions of Raysat Antenna Systems and Wavestream, both of which sell to these markets. The acquisition of Raysat Antenna Systems was completed in the end of the second quarter of the year, and Wavestream was completed towards the end of the fourth quarter.

These acquisitions open the door to some unique cross selling opportunities, particularly the acquisition of Wavestream which gives us a path to selling Gilat and Raysat products to the U.S. defense market.

Spacenet Integrated Government Solutions, Gilat’s defense and homeland security unit in the US, had demonstrated progress during the quarter and year within the DOD market, related to Communication-on-the-Move technology.

Wavestream and Gilat have complementary technology, but sell to a different customer base.  Wavestream sells mainly to the large integrators that sell into the defense market in the U.S., so this opens the door for Gilat and Raysat Antenna Systems’ to these integrators.  Gilat has a strong international presence which can be leveraged for Wavestream, so we will be advancing Wavestream’s technology to a broader international market.

We expect that RaySat Antenna Systems’ low profile antennas will be attractive in defense and homeland security markets around the world.  Our goal is to leverage the synergies in the customer bases to cross sell products and extend our sales reach.

We increased our discretionary R&D budget to enhance our offerings in these markets.  This is a longer term investment that we expect will begin to bear fruit in 2011, but will mainly be reflected in our 2012 results and onwards.

That concludes our business overview. Now I would like to turn the call over to Ari Krashin, our CFO, who will review the financials. Ari?

Ari: Thank you Amiram. Good morning and good afternoon everyone.

Our financial results are presented both in GAAP and non-GAAP basis. The GAAP financial results include the impact of SFAS-123R, the inclusion of stock based compensation expenses in the P&L, expenses related to our M&A activities during 2010, amortization of tangible and intangible assets resulting from the Purchase Price Allocation, the income related to the settlement agreement in connection with the aborted merger agreement and the capital gain from the sales of our holding in Axolotl. The reconciliation tables in our press release highlight this data and our non-GAAP information is presented excluding these items.

Now, let me share with you the financial highlights for the fourth quarter of 2010.

Revenues for the fourth quarter of 2010 increased 16.7% to $66.1 million compared to $56.6 million in the fourth quarter of 2009. The increase in revenues this quarter is attributable mainly to Spacenet’s roll out of sites in connection with the recent wins in the gaming sector, the consolidation of Wavestream for the first time since November 29th, and the expansion of our product lines including the Communication-on-the-Move technology and related sales to the US defense market and the International markets.

Our gross margin for the fourth quarter increased to 35.4% compared to 33.2% for the same period 2009.  As we continue to mention every quarter, our gross margin is affected by a number of factors including: our mix of equipment and services; the size of our deals; and the timing of transactions. Each of these factors can result in variations in our gross margins. This quarter, we benefitted from a higher proportion of high-margin products in the equipment segment due the inclusion of Wavestream and Raysat Antennas Systems.

Our net R&D expenses for the fourth quarter of 2010 were $6.5 million compared to $3.4 million for the same period 2009.  The increase in R&D relates mainly to the increase in R&D budget we announced at the beginning of the year and to the consolidation of Raysat Antenna Systems and partial consolidation of Wavestream. We expect these expenses to increase going forward with full effect of Wavestream consolidation and due to our continuing efforts to enhance our current products and the development of new ones. We anticipate that the benefits from this spending will show in our revenue starting in 2011 but mainly 2012 and onwards, as we introduce new and enhanced products to the defense market and to our current markets.

Selling, marketing, general and administrative expenses for the fourth quarter 2010 were $18.5 million compared to $15.2 million for the same period 2009. The increase is attributed mainly to the consolidation of Raysat Antenna Systems and Wavestream, the increase in budgets we announced at the beginning of the year to support our strategy and to higher level of sales commission due to significant high level of bookings during the fourth quarter.

GAAP operating loss for the fourth quarter of 2010 was $4.1 million compared to operating income of $0.2 million for the same period 2009.  The GAAP operating loss this quarter was attributed mainly to the expenses related to the acquisition of Wavestream in the amount of $2.6 million and to the effect of the amortization expenses of intangible assets related to the acquisition of Raysat Antenna Systems and Wavestream in the amount of approximately $1.6 million.

Excluding those expenses and on a non-GAAP basis, operating income was approximately $0.5 million compared to $0.4 million for the same period 2009.

Our GAAP net loss for the fourth quarter of 2010 was $4.9 million, or a loss of 12 cents per diluted share, compared to net income of $0.3 million, or1 cent per diluted share, in the comparable quarter of 2009.

On a non-GAAP basis, net loss for the quarter was $0.3 million, or 1 cent per diluted share, compared to net income of $0.6 million, or 1 cent per diluted share, in the comparable quarter of 2009.

Now I would like to go over a few financial highlights for the fiscal year 2010.  Revenues for fiscal year 2010 were $233.0 million compared to $228.1 million for the same period 2009. The increase in revenues is attributable mainly to the consolidation of Wavestream for the first time, and to the Communication-on-the-Move technology and related sales to the US defense market and the International markets.

Our gross margin for fiscal year 2010 increased to 34.3% compared to 30.9% for the same period 2009. As mentioned earlier, gross margins may vary based on different factors. However, the inclusion of Wavestream and RaySat Antenna Systems which typically carry higher margins, allows us to believe that we will be able to maintain a similar level of gross margin going forward.

Our gross R&D for fiscal year 2010 was $22.2 million compared to $16.3 million for the same period 2009. Selling, marketing, general and administrative expenses for fiscal year 2010 were $63.2 million compared to $57.1 million for the same period 2009.  The increase in is mainly due to the consolidation of Raysat Antenna Systems and partial consolidation of Wavestream along with the increased budget spending we announced at the beginning of the year to support our strategy. Our overall increase in budget during 2010 compared to 2009 totaled approximately $5 to $6 million.

GAAP operating loss for fiscal year 2010 was $6.2 million compared to an operating loss of $0.7 million for the same period 2009.  On a non-GAAP basis, operating income was $1.3 million compared to $0.3 million for the same period 2009.

GAAP net income for the fiscal year 2010 was $30.6 million, or 73 cents per diluted share, compared to $1.9 million, or 4 cents per diluted share in 2009.  On a non-GAAP basis, net income for fiscal year 2010 was $0.7 million, or 2 cents per diluted share, compared to $0.4 million, or 1 cent per diluted share for the same period 2009.

Geographic revenue distribution for 2010 was as follows. Latin America accounted for $84.4 million or 36%. The US accounted for $ 83.3 million or 36%. Asia accounted for $ 36.4 million or 16%. Africa accounted for $ 16.2 million or 7%. And Europe accounted for $ 12.7 million or 5%.

During 2010 we completed two successful acquisitions totaling $160 million and received $40 million as a loan for a period of 10 years with a fixed interest rate of 4.77%. Following these transactions, we continue to be a non-leveraged company with a strong financial position as our total cash balances amounted to $64.5 million with similar level of debt.

Now I'd like to turn the call back to Amiram. Amiram?

Amiram: Thank you Ari.

Before we go over our 2011 management objectives, I want to give a short reminder about our growth strategy, which I iterated last year.

We stated that we wanted to focus on two markets: the VSAT market where we operate today and to enter the Defense market, both in the US and in the International markets.

In 2010 we increased our investment and budget to strengthen our core VSAT offerings and in order to develop new products for the Defense and Homeland security markets. We stated at the time that the budget allocation would probably not have a substantial contribution to our sales in 2010 but we believed it would in 2011 and mainly onwards.

We also stated that we intended to enter the Defense markets through inorganic growth, utilizing our free cash to acquire companies that are in this sector. During 2010, we acquired Raysat Antenna Systems and Wavestream. These acquisitions bring us advanced technology that is already being used by Defense and Homeland Security customers.

To summarize, we said we would increase our investment in organic growth, and we did. We said that we would invest in M&A activity to enter the Defense markets, and we did.

As we move on to our 2011 management objectives, we intend to continue and execute the strategy we set; we will continue to focus on the Defense and Homeland Security Markets for future growth - this includes the US DOD and International Defense Agencies.  We will continue to focus also on the commercial SATCOM market, especially in the International markets, where we see the biggest potential for growth.

Our budget and roadmap support this strategy. We have set our financial management objectives to increase our annual revenue to more than $330 million and, despite significant investments in future products, to increase our EBITDA margin to 10%.

That concludes our review. We would now like to open the floor for questions.

QUESTIONS AND ANSWERS

Operator

Thank you. Ladies and gentlemen, at this time, we'll begin the question and answer session. (Operator instructions)

The first question is from James Breen of William Blair. Please go ahead.

Louis DiPalma - William Blair - Analyst

Hi, guys, this is actually Louis DiPalma for James Breen. Thank you for taking my question. I was wondering when you consider your guidance for $330 million of revenue for 2011, and that implies 41% growth, what growth would that be on an inorganic basis, meaning, assuming that you guys had Wavestream and RaySat at the beginning of the year?

Amiram Levinberg - Gilat Satellite Networks Ltd. - Chairman & CEO

Well, let me say the following. We have said that Wavestream revenues for 2010 were approximately $70 million. Wavestream is in our numbers only to a very minimal extent, due to the only one month, December, that we have consolidated Wavestream.

RaySat Antenna Systems, when we acquired the company, had fairly minimal sales. We never quoted the exact numbers. All we said was, the revenues of RaySat Antenna Systems were fairly minimal.

When we talk about revenues, a goal of revenues more than $330 million, that means that we expect Wavestream to grow. But we also expect the other businesses, RaySat Antenna Systems, organic businesses within Gilat, including Spacenet, to grow. So it's kind of the growth across the board, from our perspective.

Louis DiPalma - William Blair - Analyst

Okay, thanks. And with backlog increasing from $180 million to $232 million, and you guys highlighted that some of that strength was attributed to successes in the gaming market --

Amiram Levinberg - Gilat Satellite Networks Ltd. - Chairman & CEO

Yes, and --

Louis DiPalma - William Blair - Analyst

And I -- yes, continue.

Amiram Levinberg - Gilat Satellite Networks Ltd. - Chairman & CEO

Louis, if you follow -- excuse me, if you follow kind of what we have already announced, yes, to your question, yes, the -- some of it is attributed by the recent successes in lottery business. We have also announced the extension of the contract in Colombia. This extended contract, actually, is bigger in size than the previous one that we have signed back in January 2010 for 2010. So there are a few reasons for that, the lottery being one of them.

We also announced -- I don't know if you have noticed, but we also announced in January a deal that was not included in our backlog at the end of 2010, which is related to Illinois, also, lottery, a fairly substantial deal. Basically, we announced Texas and Illinois together, only Texas happened at the end of 2010, Illinois happened at the beginning of 2011. The aggregate number of terminals in both these systems is 27,000.

Louis DiPalma - William Blair - Analyst

Okay. And along that point, considering that the gaming sector seems to be doing really well, are you guys also investing in this industry, in addition to the Defense sector and the international market?

Amiram Levinberg - Gilat Satellite Networks Ltd. - Chairman & CEO

Lottery business is a business we are in for many years. Actually, I think we were the first in this category. We were the first company to work at the time with GTECH, and we were the first to implement a VSAT network in a state lottery.

Currently, it is a -- I would say it's a fairly popular application in the US and outside the US. And there are reasons why a VSAT is actually a good solution for that.

It -- what I should say about the lottery business specifically in the US, is that it is kind of a fluctuating business, in the following sense. These states are signing with service providers such as GTECH, Scientific Game and Intralot, long-term contracts that will take seven, eight, and sometime even more years. And in return, when this term is over, then there is a rebate. And obviously, they sometime replace their communication equipment, including the VSAT, and we try to bid for these projects. And so that makes it kind of a seasonal effect, if you like.

So it so happened to be that towards the end of 2010, beginning 2011, there were a few major transactions, and we were lucky enough to gain them.

Louis DiPalma - William Blair - Analyst

I see. So, in other words, you don't -- you think that we've reached sort of the end of the growth cycle for the lottery sector, but you think that it's going to begin again in a few years?

Amiram Levinberg - Gilat Satellite Networks Ltd. - Chairman & CEO

Well, it's kind of -- if you look at that, it's kind of a fairly -- on one hand, fluctuating. On the other hand, deterministic, in the following sense. You know what states are going for re-bid at every year. And it so happened to be traditionally that for the VSAT, if you look at it from a VSAT perspective, because we are more interested about states which are suitable for VSAT, and carry many number of terminals, then once every two, three years, you have kind of a strong year for VSAT.

And then, we're not alone in this game. We compete, and sometimes we win, sometimes we lose. This time, we were, as I said, more lucky, and we won more.

I should also mention that since the contracts are long-term contracts, it comes with equipment that you see has a short-term revenue, because we sell equipment in these kind of deals. But also, with a long-term service contract, that comes in each and every deal, and that takes for quite many years.

Louis DiPalma - William Blair - Analyst

Excellent. Thank you very much.

Amiram Levinberg - Gilat Satellite Networks Ltd. - Chairman & CEO

Thank you, Louis.

Operator

The next question is from Chris Quilty of Raymond James. Please go ahead.

Chris Quilty - Raymond James - Analyst

Good morning, or I guess, afternoon, gentlemen. I was just looking through the Defense budget. It looks like at least the proposal for the President's FY'12 has a pretty nice bump for the WIN-T program, about doubling the revenues there. And if I'm correct, that's a reasonably important program for Wavestream. Do you think that implies a possible pickup here, and how do you feel about your competitive position on that particular program?

Amiram Levinberg - Gilat Satellite Networks Ltd. - Chairman & CEO

Hi, Chris, this is Amiram. Yes, Wavestream is selling into WIN-T, Increment 1, and we sold kind of the leading product we have the 50 watt Ka power amplifier that's being sold to Increment 1.

With regards to the -- you know, to the budget, I don't think we know at this point of time what will be the kind of resolution with regards to budget in general, and WIN-T budget in specific. As you know, budget is still going on a continued resolution basis, so at this point in time, there is no clear budget for 2011. So I think it's too soon to say. I should --

Chris Quilty - Raymond James - Analyst

Have you seen any impact from the continuing resolution at this point?

Amiram Levinberg - Gilat Satellite Networks Ltd. - Chairman & CEO

No, not at this point. At this point, we are -- Wavestream is continuing to operate the way we saw it before. Generally speaking, we expect growth for Wavestream for the year 2011, and that will be -- and our assessment is actually based not so much on the Defense market, but on them selling more to the international market, which was very small for them, and selling more to a new market for them, which is a broadcast market. In that case, they sell solid state power amplifiers -- big power amplifiers, actually, 600 watts per amplifier, to replace TWTs. These are the wave tubes that are being used by the broadcasters. And it's a very new kind of market for them. Looks quite promising, from our perspective.

Chris Quilty - Raymond James - Analyst

Great. And regarding acquisitions, are you still actively looking for additional acquisitions, and are we still talking primarily US, or international?

Amiram Levinberg - Gilat Satellite Networks Ltd. - Chairman & CEO

Well, we -- first, we continue to look. I should say specifically that if you look at the Spacenet business, then we are focusing -- and I don't know if you've noticed, but we are deploying Regis, which is like more than 7,000 sites, and the emphasis there is actually around ability to give managed network services, and Regis is actually a terrestrial network. Sometime in the future, we might have some of the sites over satellite, but at this point of time, it's solidly terrestrial. And we have a network appliance for that, which is called Prysm Pro and all that.

We have the intention to enhance the managed network service activity for Spacenet, and in that specific area, we are actively, actively looking at the possibility of making an acquisition -- not necessarily a big one, but to enhance our activity in that field.

 Chris Quilty - Raymond James - Analyst

Okay. The announced acquisition of Hughes by Echostar, your thoughts on how that impacts your business? I mean, I guess specifically the Spacenet business in the US.

Amiram Levinberg - Gilat Satellite Networks Ltd. - Chairman & CEO

Come on, Chris, you're the specialist. You should educate me. (laughter) Well, offsite, we might chat on it, but no, I don't think we have any comment on this.

Chris Quilty - Raymond James - Analyst

Okay, fair enough. And you know, the growth you're looking for this year in 2011, in the core enterprise VSAT business, are there particular verticals or applications that you think are most promising, whether it's straight enterprise VSAT, cellular backhaul applications, or others?

Amiram Levinberg - Gilat Satellite Networks Ltd. - Chairman & CEO

I would think that the most interesting parts are cellular backhaul. From our perspective, we have many implementations around this. We have a few new products that we are introducing into the market in this year, which we think are fairly interesting, combination of TDMA and SCPC product that we are introducing this year. This will go to cellular, but also to other applications. A multi-star network configuration, called NetEdge, this is also interesting. And if you remember, this network appliance that we are using in the US called Prysm Pro, we intend to take to the international market as well.

Chris Quilty - Raymond James - Analyst

Great, and final question. Any developments in terms of your Ka band strategy, or a need to develop products for that market?

Amiram Levinberg - Gilat Satellite Networks Ltd. - Chairman & CEO

Generally speaking, strategically, I would say it's a huge market and a very important one, and we are dedicating lots of our R&D activity around this subject. Generally speaking, I think that as much as it will be many Ka spot initiatives in these coming years, to mention a few of them, NBN in Australia, a new initiative in Russia, new initiative for telephony -- that Telefonica is considering in Latin America. Many, many of them in these coming years, so I think Ka spot being -- it's very important.

I think generally speaking, it's good news for whoever is implementing VSAT, because it is satellite capacity which is optimal for unicast type of communication, rather than multicast. It means good news for VSAT vendors. It means we get to -- we have to get ourselves ready. So we are working a lot on it, and I'm sure that we'll find our way in this area, which is very interesting.

Chris Quilty - Raymond James - Analyst

Great. Thank you very much.

Amiram Levinberg - Gilat Satellite Networks Ltd. - Chairman & CEO

Thank you, Chris.

Operator

The next question is from Gunther Karger of Discovery Group. Please go ahead.

Gunther Karger - Discovery Group - Analyst

Yes, thank you for taking the call, and that's a very good performance. I only have one question. The -- given all the good performance that you do deliver, how is this going to be translated to shareholder values? It seems like the liquidity continues to remain very low, and is anything going to be done differently during the current year to drive this particular issue?

Amiram Levinberg - Gilat Satellite Networks Ltd. - Chairman & CEO

Very good and fair point.  Let me say the following.

We definitely want to work in this area. We understand where you are coming from. We think that the liquidity of the share is too low. This year, we intend to communicate with the market a lot more significantly than before. There are reasons, historical reasons to that. It's the issue of the Gilat acquisition that eventually never happened, and took us off road, in that sense.

But in any event, we will try to be way more active in this area. We just introduced in this call KCSA as our new IR company in the US. We'll talk more in conferences there. Ari Krashin, our CFO, has moved to the US, and he will talk to the financial community more closely and more frequently. (technical difficulty) eliminate this echo in any event, but Operator, you may try and help us here.

Operator

Mr. Karger, are you listening to the webcast at the same time (inaudible)?

Gunther Karger - Discovery Group - Analyst

Hello?

Operator

Yes, you are listening to the webcast at the same time, Mr. Karger. Can you please switch off the webcast when you ask your question? Hello, Mr. Karger?

Gunther Karger - Discovery Group - Analyst

Yes, hello? Yes.

Operator

Okay. Thank you very much, sir. Please continue.

Amiram Levinberg - Gilat Satellite Networks Ltd. - Chairman & CEO

Did I answer your question?

Gunther Karger - Discovery Group - Analyst

Yes, thank you very much. I appreciate that. That's good (inaudible). Thank you.

Amiram Levinberg - Gilat Satellite Networks Ltd. - Chairman & CEO

Okay. Sorry, Gunther.

Operator

The next question is from Liron Rochman of Oscar Gross. Please go ahead.

Liron Rochman - Oscar Gross - Analyst

Hi, guys. Can you give us the breakdown in revenue from Wavestream and RaySat for this quarter?

Ari Krashin - Gilat Satellite Networks Ltd. - CFO

Hey, Liron, it's Ari. Basically, you know, I mean, Wavestream, it wasn't that significant. I can share with you, it's for the last month, it was $4 million. That's typically what they gave us.

In respect of RaySat, basically, you know, we already passed like six months into integration, their salespeople selling Gilat equipment, our salespeople selling their equipment. So we're already pretty much integrated, and we don't make distinction -- distinguish anymore. So it's not a number that we even look after.

So basically for year, for your questions, Wavestream did contribute $4 million, but Wavestream is already pretty much integrated into the Gilat numbers. RaySat, sorry. RaySat.

Liron Rochman - Oscar Gross - Analyst
Okay, that's fair enough. And Wavestream gross margin in 2010, how much was that?

Ari Krashin - Gilat Satellite Networks Ltd. - CFO

It was in the 40’s up. Very similar, by the way, if you look at the financial statement that we provide, it's very similar to the equipment portion of the business, which you will recall, international (inaudible), it used to be like 41% or 42%. But it's a very similar business in that sense.

Liron Rochman - Oscar Gross - Analyst

Okay. And then one housekeeping question. What's the expected OpEx percentage there from revenue for the next year? Is it supposed to be around the same percentage like 2010, or is it going to increase more?

Ari Krashin - Gilat Satellite Networks Ltd. - CFO

Well, basically, in M&A, if you look at it from the other side, and we look at the EBITDA, OK, so I should give you like the other side of the equation. If you look at 2010 numbers, EBITDA was roughly $40 million, with revenues of $233 million, which is roughly 6% of the EBITDA. So obviously, going into 2010 and our anticipation is that it is going to be 10% of EBITDA, which is rough numbers, just taking the calculation, it's like $33 million. Obviously, we do expect that the percent of OPEX will be smaller going forward.

Liron Rochman - Oscar Gross - Analyst

Okay. Thank you very much, and good luck.

Operator

(Operator instructions) Before I ask Mr. Levinberg to go ahead with his closing statement, I would like to remind participants that a replay of this call is scheduled to begin two hours after the conference. In the US, please call 1-888-326-9310. In Israel, please call 03-925-5901. Internationally, please call 9723-9255901.

Additionally, a replay of this call will be available on the Company's website, www.gilat.com. Mr. Levinberg, would you like to make your concluding statement?

Amiram Levinberg - Gilat Satellite Networks Ltd. - Chairman & CEO

I'd just like to thank everyone for joining us for this conference call. Good afternoon, and good day.

Operator

Thank you. This concludes Gilat's fourth quarter 2010 results conference call. Thank you for your participation. You may go ahead and disconnect.